Issuer Free Writing Prospectus Filed Pursuant to Rule 433

Registration No. 333-179937

Supplementing the Preliminary Prospectus

Supplement dated March 6, 2012 and the

Prospectus dated March 6, 2012

Pricing Term Sheet dated March 7, 2012

HELIX ENERGY SOLUTIONS GROUP, INC.

$200 MILLION 3.25% CONVERTIBLE

SENIOR NOTES DUE 2032

Summary of Terms for Issuance

Issuer:	Helix Energy Solutions Group, Inc.

Security:	3.25% Convertible Senior Notes due 2032.

Trading Symbol of Common Stock:	The issuer’s common stock is listed on the NYSE under the symbol “HLX.”

Principal Amount:	$200 million.

Issue Price:	100% plus accrued interest, if any, from issue date—March 12, 2012.

Net Proceeds to Issuer:	$196 million, before expenses.

Use of Proceeds:	The issuer estimates that its net proceeds from the sale of the notes will be approximately $195 million after deducting the underwriting fees and all estimated offering expenses that are payable by the issuer. The issuer intends to use the net proceeds from the sale of the notes to repurchase and retire $110.7 million of its existing $300 million principal amount of 3.25% Convertible Senior Notes due 2025 (“3.25% Convertible Senior Notes”), in separate, privately negotiated transactions, and for other general corporate purposes, including the repayment of other indebtedness.

Ranking:	The notes will be the issuer’s senior unsecured obligations and will rank equally with all of its existing and future senior unsecured indebtedness. The notes will be effectively subordinated to all of the issuer’s existing and future secured indebtedness (to the extent of the assets securing such indebtedness) and structurally subordinated to all existing and future liabilities of its subsidiaries, including trade payables.

Trade Date:	March 7, 2012.

Settlement Date:	March 12, 2012 (T+3).

Maturity Date:	March 15, 2032, unless earlier redeemed, repurchased or converted.

Interest Rate:	3.25% per annum.

NYSE Last Reported Sale Price on March 6, 2012:	$18.53.

Premium:	35.00% above the NYSE Last Reported Sale Price on March 6, 2012.

Initial Conversion Price:	Approximately $25.02 per share of HLX common stock.

Initial Conversion Rate:	39.9752 shares of HLX common stock per $1,000 principal amount.

Interest Payment Dates:	Semi-annually in arrears on March 15 and September 15 of each year, starting on September 15, 2012.

Contingent Interest:	Beginning with the period commencing on March 20, 2018 and ending on September 14, 2018, and for each of the six-month periods thereafter commencing on September 15, 2018, contingent interest will be paid if the average trading price of the notes on the five trading days ending on the third trading day immediately preceding the first day of the applicable interest period equals or exceeds 120% of the principal amount of the notes. The amount of contingent interest payable per $1,000 principal amount of notes during the applicable interest period will equal an annual rate of 0.25% of the average trading price of such $1,000 principal amount of notes during the applicable five-trading-day reference period, payable in arrears.

Conversion Rights:

Holders may convert their notes at their option prior to December 15, 2031 only under the following circumstances:

•   during any calendar quarter after the calendar quarter ending March 31, 2012, if the closing sale price of the issuer’s common stock for each of 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 130% of the conversion price (the “conversion trigger price”) in effect on the last trading day of the immediately preceding calendar quarter;

•   during the five consecutive business days immediately after any five consecutive trading day period in which the trading price per $1,000 principal amount of the notes for each trading day in that note measurement period was equal to or less than 97% of the conversion value of the notes on such trading day;

•   if the issuer has called the notes for redemption and the redemption has not yet occurred; and

•   if the issuer makes certain distributions on shares of its common stock or engages in certain specified corporate transactions (see below).

In addition, the notes will be convertible irrespective of the foregoing circumstances from, and including, December 15, 2031 to, and including,

the business day immediately preceding the maturity date.

Optional Redemption:	Prior to March 20, 2018 the notes will not be redeemable. On or after March 20, 2018, the issuer may, at its option, redeem some or all of the notes in cash, at any time, upon at least 30 days’ notice at a price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest, including contingent interest, if any.

Repurchase by the Issuer at the Holder’s Option:	On March 15, 2018, March 15, 2022 and March 15, 2027, any holder may require the issuer to repurchase its notes for cash. The repurchase price will equal 100% of the principal amount of the notes to be repurchased plus accrued and unpaid interest, including contingent interest, if any, to, but not including, the repurchase date.

Repurchase by the Issuer at the Holder’s Option Upon a Fundamental Change:	Holders may require the issuer to repurchase in cash some or all of their notes at a repurchase price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest (including contingent interest, if any) at any time prior to the notes’ maturity following a fundamental change, as further described in the prospectus supplement.

Make-Whole Shares Under Certain Circumstances:	The issuer will increase the conversion rate applicable to notes that are surrendered for conversion at any time from, and including, the effective date of certain transactions (a “make-whole fundamental change”) to, and including, the 30th business day after the actual effective date of the make-whole fundamental change, according to the following table:

Stock Price
Effective Date	$18.53	$20.00	$22.50	$25.00	$27.50	$30.00	$35.00	$40.00	$45.00	$50.00	$55.00	$60.00	$65.00	$70.00	$75.00
March 15, 2012	13.98	12.04	9.53	7.72	6.38	5.36	3.94	3.02	2.38	1.93	1.58	1.31	1.09	0.92	0.77
March 15, 2013	13.69	11.66	9.06	7.22	5.88	4.88	3.52	2.67	2.09	1.68	1.38	1.14	0.96	0.80	0.68
March 15, 2014	13.04	10.94	8.29	6.45	5.14	4.19	2.95	2.20	1.71	1.37	1.12	0.93	0.78	0.65	0.55
March 15, 2015	12.60	10.34	7.54	5.66	4.36	3.46	2.34	1.71	1.32	1.06	0.87	0.72	0.60	0.51	0.43
March 15, 2016	12.32	9.79	6.71	4.72	3.43	2.58	1.63	1.16	0.90	0.72	0.60	0.50	0.42	0.36	0.30
March 15, 2017	12.44	9.39	5.70	3.45	2.17	1.45	0.82	0.57	0.45	0.37	0.31	0.26	0.22	0.19	0.16
March 15, 2018	8.19	5.98	3.10	1.04	0.08	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

Conversion Settlement:	Common stock, cash or a combination of cash and common stock.

Events of Default:	If an event of default on the notes has occurred and is continuing, the principal amount of the notes, plus any accrued and unpaid interest, may become immediately due and payable. These amounts automatically become due and payable upon certain events of default.

U.S. Federal Income Tax Considerations :	Under the indenture governing the notes, the issuer and each holder agree to treat the notes as indebtedness for U.S. federal income tax purposes that is subject to the U.S. Treasury Department (“Treasury”) regulations governing contingent payment debt instruments. For U.S. federal income tax purposes, interest income on the notes will accrue at the rate of 7.50% compounded semi-annually. A U.S. holder will be required to accrue interest income on a constant yield to maturity basis at this rate (subject to certain adjustments), with the result that a U.S. holder may recognize interest income significantly in excess of stated interest payments received while the notes are outstanding.

CUSIP/ISIN:	42330PAG2

Sole Book-Running Manager:	Raymond James & Associates, Inc.

Helix Energy Solutions Group, Inc. has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read each of these documents and the other documents filed with the SEC and incorporated by reference in such documents for more complete information about Helix Energy Solutions Group, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may obtain a copy of these documents by calling Raymond James & Associates, Inc. at (800) 248-8863.